Exhibit 99.2

WARRANT PLAN 2015

ISSUANCE AND CONDITIONS OF EXERCISE OF THE WARRANTS

Offer for a maximum of 466.000 Warrants

For the Beneficiaries of the Company’s Warrant Plan

The acceptance form for this Warrant Plan needs to be returned to the Company according to point 2.1

Definitions

Beneficiaries	Certain employees, directors and management members of the Company, such as identified by the Company’s Board of Directors;

Compensation Committee	The Company’s nomination and compensation committee, such as instituted by the Board of Directors;

Board of Directors	The Company’s Board of Directors;

Offer Date	The date of the written communication concerning the Offer to the Beneficiaries;

Warrant Holder	A person registered in the Company’s Warrant register as a holder of one or more Warrants;

Offer	The Warrant offer;

Exercise period	The exercise period during which the Warrant Holder can exercise the granted Warrants (as described in article 2.6) in the purpose of acquiring Company shares;

Warrant Plan	This Warrant plan implemented by the Company;

Company	Celyad SA;

Warrants	A maximum of 466,000 subscription rights offered free of charge to the Beneficiaries of the Offer, in accordance with the law of March, 26, 1999;

1.	Resolution of the Board of Directors and special report of the Board of Directors

On October 28, 2015, the Board of Directors agreed to create and issue 466,000 Warrants, to be distributed amongst the future Beneficiaries, in the context of the authorized capital and in accordance with article 7 of the articles of association.

This document, titled “ISSUANCE AND CONDITIONS OF EXERCISE”, is attached as Annex 1 to the special report drafted by the Board of Directors in application of article 583 of the Companies Code.

On October 28, 2015, the Board of Directors has approved the issuance of 466,000 Warrants with cancellation of the preferential subscription rights of the existing shareholders and Warrant Holders primarily in favor of the Company’s staff members and, on an ancillary basis, the people defined in the special report drafted on October 28, 2015 by the Board of Directors and has provided a mandate to the Compensation committee in order to identify the Beneficiaries of the Warrants and the number of Warrants granted to each one of them.

On November 5, 2015, the General assembly has approved in principle the proposal of the Board of Directors to issue a maximum of 466,000 Warrants pursuant to the Warrant Plan (within the framework of the authorized capital), in accordance with the provisions of article 7.13 of the Belgian Code on Corporate Governance. This approval is an approval in principle of the issuance of said Warrants, not a decision concerning the issuance itself (decision that will be taken by the Board of Directors).

The Board of Directors has also provided a mandate to the Compensation committee in order to take all the necessary or useful measures for the implementation of said Warrant Plan.

2.	Information concerning the Warrant Offer

2.1.	Identification of the Beneficiaries of this Offer

The Offer is reserved for the Beneficiaries within the limits and in accordance with the allocation defined by the Company’s Board of Directors.

The following people can be seen as “Beneficiaries”:

•	any person having signed a permanent contract as an employee with the Company at the Offer Date;

•	any Director;

•	any person providing products and services to the Company, as a self-employed person but on a regular basis or, when appropriate, via a management or services company.

Every Beneficiary can be granted a certain number of Warrants in accordance with the allocation defined by the Compensation Committee instituted by the Board of Directors. This Compensation Committee will decide as an entity especially appointed by the Board of Directors, it being understood that the Board of Directors has full powers to define said allocation. The granting of Warrants to the non-executive directors is subject to the approval of the General Assembly.

The participation to the Warrant Plan does not give any additional right to the employee with regards to labor law and, in particular, does not cause any additional restriction or condition to the right of the employer to put an end to the employment contract of one of his employees, in line with the applicable laws.

The Beneficiaries are invited to return the completed acceptance form to the Company, to the attention of Mr. Patrick Jeanmart, Chief Financial Officer. This Offer Date will be mentioned on the acceptance form that will be transmitted to each Beneficiary.

The acceptance form will specify whether the Beneficiary accepts the allocation of the granted Warrants or declines it. If said completed acceptance form is not received within the above mentioned time frame, the Beneficiary will be regarded as having DECLINED the allocation of the Warrants.

2.2.	Total number of Warrants

The total Offer concerns a maximum of 466,000 Warrants. Each Warrant shall entitle the Beneficiary to subscribe for one common share of the Company.

2.3.	Vesting period and exercise of the Warrants

The Warrants will be vested at the third anniversary of the Offer Date. Should the Holder of the Warrants lose the status of Beneficiary:

•	before the first anniversary of the Offer Date, no Warrant granted can be exercised;

•	before the second anniversary of the Offer Date, 33% of the Warrants granted can be exercised. The balance will be permanently lost;

•	before the third anniversary of the Offer Date, 66% of the Warrants granted can be exercised. The balance will be permanently lost;

•	after the third anniversary of the Offer Date, 100% of the Warrants granted can be exercised.

The vested Warrants can be fully or partially exercised during the first month of each quarter starting January 1, 2020 and until the tenth anniversary of the issuance of the Warrants, i.e. November 5, 2025 for the employees and until the fifth anniversary of the issuance of the Warrants, i.e. November 5, 2020 for non-employees of the Company. Each exercise period ends on the last working day of the month in question. October 2025 will be the last exercise period for this Warrant Plan, starting October 1, 2025 and ending November 4, 2025.

Non- exercised Warrants at the end of the last exercise period will become null and void.

In derogation of the preceding paragraphs, the Warrants can also be exercised for fifteen days counting from the announcement of the public bid by the FSMA in case of any public takeover bid of the Company’s shares.

2.4.	Issue price of the Warrants

The Warrants will be issued free of any cost and granted to the Beneficiaries. The Warrants are subject to the law of March 26, 1999 (insofar as the Beneficiary is subject to this law).

2.5.	Exercise price of the Warrants

The exercise price of the Warrants will be the lowest of the (i) average closing price of the share during a period of 30 days before the Offer Date and the (ii) last closing price before the Offer Date, it being understood that the exercise price of the Warrants granted to the Beneficiaries that are not part of the staff cannot be lower than the average price of the share during a period of 30 days before the day of the issuance.

2.6.	Mode of exercise of the Warrants

A Warrant that may be exercised will be considered as exercised once the Company has received the following:

(i)	a written notification in the form defined by the Company, stipulating that a Warrant or a number of Warrants is being exercised;

(ii)	full payment for the exercise price of the exercised Warrants in Euro, by wire transfer, the number of which will be provided to each Beneficiary by the Committee;

(i)	if the Warrants are exercised by a person or persons other than the Warrant Holder, proof of the right of that person or persons to exercise the Warrant;

and

(ii)	the declarations and documents the Board of Directors or the Chief executive officer of the Company deems necessary or desirable in order to respect the applicable legal and regulatory requirements and of which the Board of Directors or the Chief executive officer requires the presentation.

All the abovementioned must be in the possession of the Company at the latest on the last day of the Exercise period concerned.

2.7.	Characteristics of the shares issued after the exercise of the Warrants

2.7.1.	General characteristics

The new shares issued within a reasonable period after the end of a Warrant exercise period will be of the same kind and will enjoy the same rights as the shares existing at the Offer Date (without prejudice to what is being specified in point 2.9 hereunder). In accordance to what is being stipulated in point 2.9, the shares issued following the exercise of the Warrants will be common shares, provided that there are different categories of shares.

2.7.2.	Enjoyment

With regards to the exercise of the Warrants, the shares issued will have the same enjoyment as the other shares of the Company (without prejudice to what is being specified in point 2.9 hereunder).

2.7.3.	Availability

Within a reasonable timeframe after the end of the exercise period in registered or dematerialized form by way of registration on an account at the Beneficiary’s choice.

2.7.4.	Transferability

The shares issued as a result of the Warrants are transferable and are subject to the same legal and/or statutory provisions as the other shares of the Company, without prejudice to what is being mentioned in point 2.9.2 hereunder.

2.7.5.	Costs concerning the delivery of the shares

If the shares are delivered on a securities account, the subscribed shares will be delivered free of charge insofar as the account is being held at a financial institution in Belgium.

2.8.	Form and delivery of the Warrants – Non-transferability

A share register mentioning the specific designation of each Warrant Holder and the number of his/her Warrants will be kept at the Company’s headquarters.

The Warrants are non-transferable inter vivos.

2.9.	Changes to the Company’s capital structure

2.9.1

By way of derogation from article 501 C. Soc., and without prejudice to the legally prescribed exceptions, the Company may pass all resolutions that it deems necessary in relation to its capital, its articles of association or its management. Such resolutions may include, amongst others, capital reduction, with or without reimbursement for the shareholders, a capital increase by way of incorporation of reserves whether or not with the issue of new shares, a capital increase in kind, a capital increase in cash with or without restriction or cancellation of the preferential subscription rights of the shareholders, the issuance of profit shares, convertible bonds, preferred shares, bonds cum warrants or conventional bonds or warrants, an amendment the provisions of the articles of associations with regards to the distribution of the profits or the (net) liquidation proceeds or other rights attached to the common shares, a splitting of shares, a payment of dividend in shares, the dissolution of the Company, a legal merger, a legal demerger or a contribution or transfer of a totality or a branch of activity whether or not combined with the exchange of shares. The Company may pass such resolutions even if these implied or may imply that the benefits for the Warrant Holder arising from the issuance and the Warrant exercise provisions or the law may be reduced unless such reduction is, in an obvious way, the sole objective of such a resolution.

However, in the event of a merger or demerger, the Board of Directors has an obligation of means to ensure that the Warrants outstanding at the date of these transactions will be adjusted in accordance with the exchange ratio applied to the Company’s existing shares.

Moreover, in case of a capital reduction or any similar transaction resulting into a decrease of the Company’s equity as a result of a decision of the shareholders taken by the general assembly, the exercise price of the Warrants may be modified by decision of the Board of Directors notified to the Beneficiaries in order to compensate for the loss of value resulting from the equity decrease. The possible amendment will be applicable as soon as the Beneficiaries have been notified, without them having to formally accept it.

The number of shares corresponding to the Warrants will be adjusted to reflect and take into account any increase or decrease in the number of shares of the Company resulting from a demerger or regrouping, as the case may be.

2.9.2	If the Company were to increase its capital by way of a contribution in cash without cancellation of the preferential rights before the final exercise date of the Warrants, the Warrant Holders will be able to exercise their Warrants immediately and to take part in the new issuance since this right belongs to the existing shareholders. In this case, the exercise and the payment of the exercise price shall, in accordance with the abovementioned point 2.6, take place at the latest three working days before the beginning of the subscription period concerning this increase of capital.

In the case of an anticipated exercise of the Warrants in these circumstances, the subscribed shares will remain registered and non-transferable. Upon expiration of the deadlines defined conforming the abovementioned point 2.3, these will become transferable for the quantities corresponding to the amount of Warrants that can be exercised on those deadlines and that may be converted into dematerialized shares.

In case of an event that should normally have made the Beneficiary lose his right to partially or totally exercise his/her Warrants and occurring during this period of non-transferability (see point 2.10 hereunder), the Company will have the right to redeem the shares resulting from the anticipated exercise of these Warrants at a price corresponding to the exercise price for said Warrants (provided that the legal dispositions for the redemption of the shares are met).

2.10.	End of labor agreement

2.10.1.	If the Warrant Holder loses his status of Beneficiary according to the abovementioned article 4.1 due to (i) dismissal or revocation (except for serious cause by the Beneficiary) (ii) voluntary termination or (iii) when no longer being part of the Company:

•	none of the Warrants granted can be exercised if he/she loses the status of Beneficiary before the first anniversary of the Offer Date;

•	the Warrants that have not yet been exercised remain in the possession of the Beneficiary and can be exercised according to point 2.3, at the following rate:

•	33% of the Warrants granted if he/she loses the status of Beneficiary before the second anniversary of the Offer Date;

•	66% of the Warrants granted if he/she loses the status of Beneficiary before the third anniversary of the Offer Date;

it being understood that the other Warrants cannot be exercised;

•	100% of the Warrants granted if he/she loses the status of Beneficiary after the third anniversary of the Offer Date.

The Warrants that cannot be exercised by the Beneficiaries will become by right null and void for them and will be automatically cancelled.

The Warrants that can be exercised according to point 2.10.1 will have to be exercised during the next exercise period mentioned in article 2.3. In default thereof, the Warrants that will not have been exercised by the Beneficiaries at the end of this next exercise period will by right become null and void for them and will be automatically cancelled.

2.10.2.	If the Warrant Holder loses his/her status of Beneficiary according to point 2.1 because of a dismissal or revocation for serious cause (by the Warrant Holder), all the Warrants that have not been exercised on the day he/she loses his/her status of Beneficiary will by right become null and void for them and will be automatically cancelled.

2.10.3.	In case of decease of the Beneficiary, the rightful claimants will be able to exercise the Warrants at the moment and according to the arrangements defined in point 2.10.1 (mutatis mutandis).

2.10.4.	If the Beneficiary loses his/her status because of a legal retirement or end of career, the Warrants can be exercised at the moment and according to the arrangements defined by the issuance terms (see point 2.3).

2.10.5.	With regards to the people enjoying the status of Beneficiary because they are Director or provide products or services to the Company as a self-employed but on a regular basis (or, when appropriate, via a management or services company), the words “dismissal or revocation” and “voluntary termination” refer to the various hypotheses in which a contract for the delivery of these products or services is being terminated permanently either by the Company or by the Beneficiary or the management or services company. The words “serious cause” refer to the hypothesis in which this termination is based on a serious breach by the Beneficiary or the management or services company of their contractual obligations.

2.11.	Labor contract suspension

In case the labor contract is suspended for more than six months in total, the consequences of said suspension on the rights related to the Warrants granted by the Company will be determined individually by the Company.

2.12.	Statutory regime

This Warrants Offer is governed by Belgian law. The courts and tribunals of the region where the headquarters are located shall have sole authority to resolve any dispute concerning this Offer, the issuance or the exercise of Warrants.